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RESIDENT PARTNERS Andrew D. Ruff Alan D. Seem Xiaogang (Sean) Wang Admitted in New York

Via Facsimile

July 9, 2013

Ms. Tia L. Jenkins, Senior Assistant Chief Accountant Ms. Joanna Lam Mr. John Archfield Division of Corporation Finance U.S. Securities and Exchange Commission 100 F Street, NE Washington, D.C. 20549

 Re:    China Xiniya Fashion Limited
                       Form 20-F for the fiscal year ended December 31, 2012

           Filed April 3, 2013
                       File No. 001-34958

Dear Ms. Tia L. Jenkins, Ms. Joanna Lam and Mr. John Archfield:

            Reference is made to the letter received from the staff of the Securities and Exchange Commission dated June 19, 2013 regarding the Annual Report on Form 20-F for the fiscal year ended December 31, 2012 of China Xiniya Fashion Limited (the “Company”).

            In order to fully prepare the answers to the issues raised in your letter, we respectfully request on behalf of the Company an extension of the deadline to July 18, 2013 to respond to your letter.

            Should you have any questions or wish to discuss the foregoing, please contact the undersigned by telephone at +1 650 838 3753.

Sincerely,

/s/ Alan D. Seem____________

Alan D. Seem

cc:        Chee Jiong Ng, China Xiniya Fashion Limited